January 31, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated January 31, 2006 of Patient Infosystems, Inc. and are in agreement with the statements therein regarding our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

McGladrey & Pullen, LLP